UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42153

TOYO Co., Ltd

Tennoz First Tower, F16

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

TRADEMARK ACQUISITION AND LICENSE

On September 4, 2025, each of TOYO Co., Ltd, a Cayman Islands exempted company (the “Company”) and Toyo Solar Company Limited, a Vietnamese company and wholly-owned subsidiary of the Company (“TOYO Solar” and, together with the Company, the “TOYO Group”), entered into a trademark purchase agreement (each, a “Trademark Purchase Agreement”) with Vietnam Sunergy Europe GmbH, a German company and subsidiary of VSUN (as defined below) (“VSUN Europe”), and Vietnam Sunergy Joint Stock Company (“VSUN” and, together with VSUN Europe, “VSUN Group”), a Vietnamese company and our affiliate and a majority-owned subsidiary of Fuji Solar Co., Ltd, a Japanese company. Pursuant to the Trademark Purchase Agreements, VSUN Group agreed to sell to the TOYO Group its “VSUN” trademarks (the “Subject Trademarks”) registered in 12 jurisdictions, including but limited to, the United States, Canada, Vietnam and Europe, for a total purchase price of $340,000 (such transaction, the “Trademark Acquisition”).

In connection with and upon the completion of the Trademark Acquisition, on September 12, 2025, each of the Company and TOYO Solar entered into a trademark license agreement with VSUN (each, a “Trademark License Agreement”), pursuant to which the TOYO Group agreed to grant to VSUN a license for VSUN and its subsidiaries and affiliates to use the Subject Trademarks for one (1) year in connection with VSUN’s business purposes, including but not limited to, the manufacturing, promotion, advertising, distribution and sales (the “Trademark License”).

Copies of the Trademark Purchase Agreements and the Trademark License Agreements are being furnished as Exhibits 99.1, 99.2, 99.3 and 99.4 with this Report on Form 6-K. The foregoing descriptions of the Trademark Purchase Agreements and the Trademark License Agreements do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of the Trademark Purchase Agreements and the Trademark License Agreements.

On September 4, 2025, the Company issued a press release to announce the Trademark Acquisition, a copy of which is being furnished as Exhibit 99.5 with this Report on Form 6-K.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference in the Company’s registration statement on Form S-8 (File No. 333-284642) to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Trademark Purchase Agreement dated September 4, 2025, by and between the Company and Vietnam Sunergy Europe GmbH
99.2*	Trademark Purchase Agreement dated September 4, 2025, by and between Toyo Solar Company Limited and Vietnam Sunergy Joint Stock Company
99.3*	Trademark License Agreement dated September 12, 2025, by and between the Company and Vietnam Sunergy Joint Stock Company
99.4*	Trademark License Agreement dated September 12, 2025, by and between Toyo Solar Company Limited and Vietnam Sunergy Joint Stock Company
99.5	Press release dated September 4, 2025 – TOYO Co., Ltd. Acquires VSUN Brand to Drive Strategic Growth

*	Schedules and annexes have been omitted.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Junsei Ryu
Name:	Junsei Ryu
Title:	Director and Chief Executive Officer

Date: September 15, 2025

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